Exhibit 99.17

CONSENT OF P. GODIN

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by IAMGOLD Corporation with the United States Securities and Exchange Commission in connection with (1) the technical report dated September 2005, entitled “Cambior – Rapport Technique – Projet Camp Caiman – Norme Canadienne 43-101” (the “Camp Caiman Report”); and (2) the annual information form of the Corporation dated March 31, 2010 which includes reference to my name in connection with information relating to the Camp Caiman Report ad the properties described therein.

The undersigned also consents to the incorporation by reference of this consent as an exhibit to the Form F-10 of the Company (File No. 333-160534) dated July 30, 2009.

Date: March 31, 2010

/s/ Patrick Godin, P. Eng.
Name: Patrick Godin, P. Eng.
Title: Vice-president Project Development
Company: GMining Services Inc.